August 22, 2007

Mr. Benjamin Phippen
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Mail Stop 4561

RE:           Summit Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 0-16587

Dear Mr. Phippen:

This letter is provided on behalf of Summit Financial Group, Inc.  (“Summit” or the “Company”) in response to your letter of August 9, 2007 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2006.  In accordance with your request, we have responded to each of the comments included in your letter.  Accordingly, set forth below in italics are each comment contained in your letter, followed immediately by Summit’s response to each:

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Note 17.  Derivative Financial Instruments, page 47

1.
We note your response to our letter dated July 19, 2007 as it pertains to your short-cut hedges of convertible FHLB advances.  The advances convert to a variable rate beginning on specified dates and subsequently quarterly thereafter at the option of the FHLB Pittsburgh.  Tell us whether FHLB Pittsburgh can require you to repay the fixed rate advances in cash unless you can renegotiate new advances once the conversion options have been exercised.  While paragraph 68(d) specifically provides an exception for call and put rights that are mirrored, it does not provide an exception for conversion options.  Therefore, absent a requirement by FHLB Pittsburgh to require cash repayment, these hedges would not meet the criteria in

 Mr. Benjamin Phippen
 Securities and Exchange Commission
 August 22, 2007

paragraph 68(d) of SFAS 133.  Please revise your financial statements to reflect the accounting for these swaps without hedge accounting from inception.  If you do not believe this would result in a material change to your financial statements, provide us with a comprehensive analysis of the impact, including quantitative and qualitative factors considered (SAB 99 analysis).

Response

We acknowledge that our interpretation of paragraph 68(d) of SFAS 133 was incorrect with respect to our application of the short-cut method of hedge accounting to four interest rate swaps with notional values totaling $36 million that were designated as fair value hedges of certain convertible rate advances from the Federal Home Loan Bank, and we will revise our financial statements to reflect the accounting for these interest rate swaps without hedge accounting from their inception.  Accordingly, we intend to amend our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 to reflect the restatement of all applicable financial statements and other financial information included therein for both the current period and all comparative periods, as applicable.  We intend also to restate the financial statements and other financial information relative to the quarter ended September 30, 2006 when we file our Quarterly Report on Form 10-Q for the quarter ending September 30, 2007.

2.
As a related matter, we note your response as it pertains to your short-cut hedges of certificates of deposit.  Tell us whether there were any upfront fees (i.e. broker fees) paid in connection with the purchase of these brokered deposits.  If there were fees paid, we believe the fair value of the swaps at inception would be other than zero and therefore preclude short-cut accounting pursuant to paragraph 68(d) of SFAS 133.  If applicable, please revise to reflect the accounting for these swaps without hedge accounting from inception.  If you do not believe this would result in a material change to your financial statements, provide us with a comprehensive analysis of the impact, including the quantitative and qualitative factors considered (SAB 99 analysis).

Response

The counterparty to the interest rate swaps used to hedge our brokered certificates of deposit received no upfront fees or other form of compensation from us or any other party in connection with the issuance of the swaps.  Accordingly, the swaps’ fair value at the time of their inception was zero, and the short-cut method of hedge accounting was appropriately utilized to assess the hedge effectiveness with respect to these hedging relationships.

 Mr. Benjamin Phippen
 Securities and Exchange Commission
 August 22, 2007

Standard industry commissions were paid to the brokers of the certificates of deposits at the time of their issuance, and in accordance with Generally Accepted Accounting Principles, such commissions were recorded as a prepaid expense and subsequently amortized ratably as interest expense over the term of the related certificate of deposit.

The counterparty to the swaps and the brokers of the certificates of deposit were completely independent of one another and were not participating in any form of joint marketing arrangement.

Please feel free to contact me directly at (304) 530-0552 should you have any further questions regarding the above matters.

                                                       Sincerely,

                                                      /s/  Robert S. Tissue

                                                     Robert S. Tissue
                                                     Senior Vice President &
                                                     Chief Financial Officer